Exhibit 23(d)4
FUND MANAGEMENT AGREEMENT
THIS FUND MANAGEMENT AGREEMENT (the “Agreement”) is entered into upon satisfaction of all conditions precedent set forth in Section 4 by and between Southeastern Asset Management, Inc., a Tennessee corporation, having its office at 6410 Poplar Avenue Suite 900, Memphis, Tennessee 38119 (hereinafter referred to as “Southeastern”) and Southeastern Asset Management International (Singapore) Pte. Ltd., having its office at 501 Orchard Road #05-10, Wheelock Place, Singapore (hereinafter referred to as “SAMI Singapore”)
PREAMBLE
     WHEREAS, Southeastern is an investment adviser registered with the United States Securities and Exchange Commission (“SEC”) under the Investment Advisers Act of 1940 and provides investment management services to various institutional clients around the world, including but not limited to the three series of Longleaf Partners Funds Trust (“Longleaf”), an open-end management investment company registered with the SEC under the Investment Company Act of 1940 (the “40 Act”); and
     WHEREAS, Southeastern intends to retain full investment discretion and responsibility for the management of its clients’ portfolios; and
     WHEREAS, Southeastern has formed SAMI Singapore for the purpose of assisting Southeastern in its fund management activities on behalf of its clients’ portfolios; and
     WHEREAS, SAMI Singapore wishes to provide to Southeastern the fund management services described below, and its personnel have sufficient resources and experience to provide these services to Southeastern; and
     WHEREAS, SAMI Singapore will be providing services from its offices in Singapore, and intends to comply with all applicable requirements of the Monetary Authority of Singapore (MAS) and SEC, and intends to obtain and maintain registration with both the MAS and SEC, as its activities may require;
NOW, THEREFORE, in consideration of the mutual covenants, promises, representations and warranties set forth herein, the parties agree as follows:

1

SECTION 1 SERVICES PROVIDED
A. FUND MANAGEMENT EXCLUSIVELY FOR SOUTHEASTERN. SAMI Singapore shall provide to Southeastern such fund management services as Southeastern shall request from time to time, including trading of securities solely incidental thereto. SAMI Singapore shall not provide fund management directly to any third parties. Southeastern shall retain final investment discretion regarding each of its clients’ portfolios. SAMI Singapore and its personnel shall comply with all of Southeastern and SAMI Singapore’s policies and procedures, as well as SEC and MAS rules, in providing fund management services hereunder.
SECTION 2 FEES
For the provision of the services set our herein:
A. Southeastern shall pay SAMI Singapore, and SAMI Singapore agrees to accept, in full consideration of the services provided hereunder an annual aggregate fee determined as follows: Actual SAMI Singapore expenses for the term of the contract, excluding income tax expense, times 115%.
B. No Southeastern client, including any series of Longleaf, shall be directly responsible for any fees or expenses due to SAMI Singapore hereunder. All such fees and expenses shall be paid solely and directly by Southeastern.
SECTION 3 TERM AND TERMINATION
A. Subject to prior termination as provided in subparagraph (C) of this Section 3, this Agreement shall continue in force until October 31, 2010, and indefinitely thereafter, but only so long as the continuance after such period shall be specifically approved at least annually by a vote of the Longleaf Board of Trustees, or by vote of a majority of the outstanding voting securities of each series of Longleaf.
B. This Agreement may be modified by mutual consent of the parties, subject to the provisions of Section 15 of the 40 Act, as modified by or interpreted by any applicable order or orders of the SEC, or any rules or regulations adopted by, or interpretative releases or no-action letters of, the SEC.
C. Southeastern may, at any time and without any prior written notice to the other parties to this Agreement and the Board of Trustees of Longleaf, terminate this Agreement without payment of any penalty. Longleaf may at any time on sixty (60) days’ prior written notice to the parties to this Agreement, terminate this Agreement as it relates to Longleaf, without payment of any penalty, by action of the Board of Trustees of each series of Longleaf, or by vote of a majority of each series’ outstanding voting securities. This Agreement shall terminate automatically in the event of its assignment as that term is interpreted by the staff of the SEC.

SECTION 4 CONDITIONS PRECEDENT
A. This Agreement shall become effective only after SAMI Singapore has been authorized by the MAS to perform the regulated activity of “fund management,” has been registered with the SEC under the Investment Advisers Act of 1940, and any SAMI Singapore personnel required to pass Training and Competence exams under MAS regulations have done so.
B. This Agreement and the terms of any continuance or modification of this Agreement must have been approved by the vote of a majority of the Board of Trustees of each series of Longleaf who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.
     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

Southeastern Asset Management, Inc.		Southeastern Asset Management
International (Singapore) Pte.Ltd.
a Tennessee corporation		a Singapore limited corporation

By:	/s/ Andrew R. McCarroll	By:	/s/ Ken I. Siazon

Name:	Andrew R. McCarroll	Name:	Ken I. Siazon

Title:	VP & General Counsel	Title:	Managing Director

3